May 2, 2012

Mr. James Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street NE

Washington, D.C.  20549

RE:  File Number 001-02189

Dear Mr. Rosenberg:

In reply to your letter of April 18, 2012, we have enclosed our response in the attachment to this letter.

As per your request, Abbott acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Abbott may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Thomas C. Freyman
Thomas C. Freyman
Executive Vice President, Finance
and Chief Financial Officer

Enclosure

Form 10-K for the Fiscal Year Ended December 31, 2011

Risk Factors “Other factors can have a material adverse effect on Abbott’s future profitability and financial condition,” page 14

1.               You disclose that one of many factors that can affect your profitability and financial condition are difficulties related to your information technology systems, including any significant breakdown, invasion, destruction, loss of data privacy, or interruption of these systems. Please tell us whether you have experienced any significant breakdown, invasion, destruction, loss of data privacy, or interruption of these systems in the past and management’s view of the potential impact of any such attacks on your operations, expenses and risks. Please refer to the Division of Corporation Finance’s Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidancetopic2.htm for additional information.

Response:

We have not experienced any breakdown, invasion, destruction, loss of data privacy, or interruption of these systems in the past that had a material effect on results of operations, liquidity, or financial condition in any reporting period.  As a large multinational company, we depend on well-developed information technology systems to operate our business.  The impact of a breakdown, invasion, or interruption of these systems would depend upon the extent of the attack.  We have invested in our information systems and the protection of our data to reduce the risk of such a breakdown, invasion, or interruption.  We also monitor our systems on an ongoing basis for any current or potential threats.

As part of preparing our Form 10-K for the year ended December 31, 2011, we assessed whether any additional disclosure was warranted by the Division of Corporation Finance’s Disclosure Guidance Topic No. 2.  Given the steps that we have taken and the investments we have made to protect our systems, we do not believe that the costs or other consequences associated with the risk of potential incidents represents a material event, trend, or uncertainty that is reasonably likely to have a material effect on our operating results, liquidity, or financial condition or that would cause reported information not to be necessarily indicative of future operating results or financial condition.  Therefore, we did not add any additional disclosure relating to cybersecurity risks in our 2011 Form 10-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Legislative Issues, page 50

2.               Although you disclose the aspects of health care reform legislation that affect the company, you do not quantify its impact on your financial statements.  In this regard, please provide us proposed revised disclosure to be included in future periodic reports indicating the amount of the reduction to revenues for the increased Medicaid rebate in 2011 and 2010 and for additional rebate associated with the Medicare Part D “donut hole” in 2011. Also, include in your proposed revised disclosure the amount of the branded prescription drug fee you recorded in your statement of earnings in 2011, in which line item it is classified therein and highlight that this fee is not tax deductible.  Finally, if you believe that the expected effects of health care reform legislation in 2012 and beyond will be materially different than the 2011 trends, include the expected effects in the proposed revised disclosure.

Response:

We quantified the impact of health care reform legislation, including the expected effects, in the Financial Review in Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 29 of the 2011 Form 10-K.  We have reproduced the discussion below:

“In 2010, the U.S. government passed health care reform legislation which included an increase in Medicaid rebate rates and the extension of the rebate to drugs provided through Medicaid managed care organizations beginning in 2010.  The legislation also imposed annual fees which pharmaceutical manufacturers began paying in 2011 and medical device companies will begin paying in 2013, as well as additional rebates related to the Medicare Part D “donut hole” beginning in 2011.  In addition to a 2010 one-time charge of approximately $60 million to reduce deferred tax assets associated with retiree health care liabilities related to the Medicare Part D retiree drug subsidy, the legislation’s negative impact on Abbott’s performance grew from more than $200 million in 2010 to approximately $400 million in 2011 and is expected to remain at approximately $400 million in 2012.”

We will add the amount of the 2011 fee to our Form 10-Q for the quarter ended March 31, 2012 and we will add a disclosure related to the amount, line classification, and tax-deductibility of the branded prescription drug fee to our Form 10-K in the future.  For 2011 Form 10-K, the disclosure would have been:

The $400 million impact in 2011 included approximately $100 million for the annual pharmaceutical manufacturer fee.  This fee is not tax-deductible and is included in selling, general, and administrative expenses.

Notes to Consolidated Financial Statements

Note 1 — Summary of Significant Accounting Policies

Concentration of risk and guarantees, page 60

3.               On page 48 you disclose that your outstanding net governmental trade receivables in Greece, Portugal, Italy and Spain totaled $1.73 billion, $1.50 billion, and $1.59 billion at December 31, 2011, 2010, and 2009, respectively.  You also disclose that a significant amount of these receivables are with government health systems and state that given the economic conditions and sovereign debt issues in these countries, the time it takes to collect outstanding receivables increased in 2011 and that at December 31, 2011 27% of these receivables were past due for over a year.  Please provide us proposed revised disclosure to be included in future periodic reports that presents a breakdown, by country, segregated between sovereign and any non-sovereign exposures of your trade receivables gross and net of allowances. In addition, please provide disclosure on hedges, including derivatives such as credit default swaps that you may use to mitigate risk.  Incorporate additional risk management disclosures which provide investors with insight into how management is monitoring and/or mitigating exposures.  In addition, please tell us the payment terms for these receivables, the aging of these receivables and provide us your analysis supporting why the extended payment pattern does not negate your assertion that the sales price is fixed or determinable or that collectability is reasonably assured.

Response:

In Greece, Portugal, Italy, and Spain, the vast majority of Abbott’s products are sold to governmental organizations.  Non-sovereign receivables in these 4 countries in total account for approximately 3% of Abbott’s total trade receivables at the end of 2011.  The non-sovereign receivables in any individual country do not represent more than 1.6% of Abbott’s total trade receivables.  Absent a dispute regarding a particular invoice, Abbott typically collects these non-sovereign receivables in 30-180 days according to the terms.  Given the immateriality and the collection history, we do not believe that additional disclosure of the non-sovereign receivables is warranted.  In future Form 10-K disclosures we will state that substantially all of the receivables in these countries are governmental receivables.

We also do not believe that individual disclosure by country is warranted given the size of an individual country’s governmental receivables relative to Abbott’s total receivables.  Individually, governmental receivables in Spain, Italy, Portugal, and Greece are 11.0%, 8.9%, 2.3%, and 0.7%, respectively, of Abbott’s total receivables.  Government receivables over a year past due in Spain, Italy, Portugal, and Greece equate to 4%, 1%, 0.5%, and 0.1%, respectively, of Abbott’s total receivables at December 31, 2011.

Abbott does not utilize derivatives or other hedges related to its receivables in these countries.

As we indicated on pages 48-49 of our 2011 Form 10-K, we continue to monitor our receivables and we establish an allowance when it is probable that a balance will not be collected.  We will expand this disclosure to further describe what we do to monitor these receivables.  For 2011 the disclosure would have stated:

Abbott closely monitors economic conditions and budgetary and other fiscal developments in these countries.  Abbott regularly communicates with its customers regarding the status of receivable balances, including their payment plans and obtains positive confirmation of the validity of the receivables.  Abbott also monitors the potential for and periodically has utilized factoring arrangements to mitigate risk although such arrangements were not material in 2011.

Government payment terms are generally 90 days in Italy, Portugal, and Greece.  In Spain, government payment terms are generally 60 days and after 90 days the receivable earns interest at the Euribor rate plus 7 percentage points.  With the exception of the exchange for bonds instituted by Greece in 2010, actual bad debt write-offs incurred by Abbott in these countries has been negligible for the past ten years.  While economic and budgetary pressures in these countries over the last two years resulted in a lengthening of the time required to collect, collections of the invoiced amounts continued in 2011 in each of these countries.  The long history of collection and a historically low level of write-off support the conclusion that the price is fixed or determinable and that collectability is reasonably assured.

Note 4 — Post-employment benefits. Page 69

4.               Please provide us proposed revised disclosure to be included in future periodic reports that describes the transaction that resulted in the $776 million settlement presented in your tabular disclosure or direct us to existing disclosures. Separately reference for us the authoritative literature you rely upon to support settlement accounting.

Response:

We will add the following disclosure to the financial statements in the Form 10-K for the year ended December 31, 2012:

During 2011, $776 million of assets and liabilities of a plan sponsored by Abbott Healthcare BV, a Dutch subsidiary of Abbott Laboratories, were irrevocably transferred to a Dutch insurance company in full settlement of that plan.  The assets were used to purchase an annuity contract to fulfill the plan’s obligations.

The transaction qualifies as a settlement under ASC 715 which defines a settlement as “a transaction that is an irrevocable action, relieves the employer (or the plan) of primary responsibility for a pension or postretirement benefit obligation, and eliminates significant risks related to the obligation and assets used to effect the settlement.”  The transaction met these 3 criteria and therefore, qualified for settlement accounting.

In addition, paragraph 35 of ASC 715-30-35 states: “If an employer purchases nonparticipating annuity contracts for vested benefits and continues to provide defined benefits for future service, either in the same plan or in a successor plan, a settlement has occurred but not a curtailment.”  Paragraph 35 describes the transaction associated with the Abbott Healthcare BV plan.

Note 5 — Taxes on earnings, page 74

5.               For U.S. income tax purposes, you concluded that the new Puerto Rican excise tax is creditable for U.S. income tax purposes. It is apparent from your rate reconciliation on page 75 that your benefit of lower foreign tax rates and tax exemptions increased 3.5 percentage points or $182 million from 2010 to 2011. To the extent that this excise tax is a material component of this increase, please provide us proposed revised disclosure to be included in future filings that quantifies the amount of the U.S. income tax benefit. Please also provide us with your analysis that supports your conclusion that the excise tax is creditable from a US foreign tax credit perspective and the exclusion or inclusion, as applicable, in your unrecognized tax benefit.

Response:

The U.S. foreign tax credit related to the Puerto Rico excise tax is included in the “All other, net” line in the rate reconciliation on page 75, not in the “Benefit of lower foreign tax rates and tax exemptions” category.  The latter covers the lower foreign tax rates and tax exemptions in certain foreign jurisdictions.  In future reporting periods, if the net impact of the U.S. foreign tax credit related to the Puerto Rico excise tax exceeds the applicable thresholds (5% of pretax income or statutory tax expense), we will include this impact on a separate line titled “U.S. foreign tax credit related to Puerto Rico excise tax.”

In late 2010 and early 2011, the Puerto Rican government enacted Law 154 and the accompanying regulations that, in general, levied an excise tax on certain Abbott entities for purchases of Puerto Rican sourced goods and services. The stated intent by the Puerto Rican government in constructing the excise tax was that it be fully creditable against U.S. income tax and that U.S. companies would bear no incremental global tax costs as a result of the excise tax burden. To achieve this goal, the Puerto Rican government hired a U.S. law firm (Steptoe and Johnson) to assist in designing the excise tax. Steptoe and Johnson issued a “should” opinion that concluded that the excise tax was creditable for U.S. Federal income tax purposes.  On March 30, 2011, the IRS issued Notice 2011-29 in response to Puerto Rico’s enactment of its new excise tax. The notice stated that the IRS and the Treasury Department were evaluating the excise tax and it concluded:

“The determination of the creditability of the Excise Tax requires the resolution of a number of legal and factual issues.  Pending the resolution of these issues, the IRS will not challenge a taxpayer’s position that the Excise Tax is a tax in lieu of an income tax under section 903. This notice is effective for Excise Tax paid or accrued on or after January 1, 2011. Any change in the foreign tax credit treatment of the Excise Tax after resolution of the pending issues will be prospective, and will apply to Excise Tax paid or accrued after the date that further guidance is issued.”

Based on the stated guidance in the IRS notice, the opinion of Abbott’s outside legal counsel, and discussions with our IRS auditors as part of the Compliance Assurance Program (CAP), we have concluded that the tax is creditable from a U.S. foreign tax credit perspective and that no amount of the credit relating to the excise tax paid by entities comprising Abbott’s consolidated U.S. Federal income tax return should be included in our unrecognized tax benefits.

6.               On page 38 you disclose that you record the new Puerto Rican excise tax in cost of products sold. Please provide us proposed revised disclosure to be included in MD&A of future filings indicating the amount of excise tax included in cost of goods sold and whether the tax is levied on a gross basis or on a measure of income.  Please also provide us proposed revised disclosure to be included in future periodic reports to clarify whether you capitalize the Puerto Rican excise tax incurred as an inventoriable cost for financial reporting purposes. To the extent that you capitalize this excise tax in inventory for financial statement purposes, please confirm that you defer the U.S. tax benefit associated with the portion of the excise tax capitalized in inventory or reference for us the authoritative literature you rely upon to support your accounting.

Response:

We will add the following to future Form 10-K filings:

The tax is levied on gross intercompany purchases from Puerto Rican affiliates and is included in inventory costs.  In 2012 and 2011, cost of goods sold included $xxx and $111 million, respectively, related to this tax.

The credit to U.S. income taxes is recorded in Abbott’s income statement in the year for which Abbott will take the credit in its U.S. income tax return.  Specifically, we point to ASC 740-10-25-45 and ASC 740-10-25-46 which addresses investment tax credits.  The U.S. income tax credit related to the Puerto Rico excise tax operates in a similar manner as an investment tax credit in that it directly reduces Abbott’s U.S. income tax liability.  In other words, the credit will be used to offset Abbott’s income tax liability as opposed to a deduction in arriving at taxable income.  ASC 740-10-25-46 states “While it shall be considered preferable for the allowable investment credit to be reflected in net income over the productive life of acquired property (the deferral method), treating the credit as a reduction of federal income taxes of the year in which the credit arise (the flow-through method) is also acceptable.”  Abbott is accounting for the credit related to the Puerto Rico excise tax using the flow-through method, consistent with its policy for other tax credits, including foreign tax credits.

While ASC 740-10-25-45 is directly applicable given the nature of the credit, we also considered the objectives and guidance in ASC 740 more broadly.  ASC 740-10-10-1 provides that:

“There are two primary objectives related to accounting for income taxes.

a.               To recognize the amount of taxes payable or refundable for the current year.

b.              To recognize deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity’s financial statements or tax returns.”

In order for there to be a deferred tax liability to be recorded, there must be a temporary difference that will result in taxable or deductible amounts in future years based on provisions of the tax law.  Given that the income tax credit related to the excise tax is not a temporary difference, there is not a deferred tax liability to record with respect to the credit.

Abbott does capitalize the excise tax in inventory for financial statement purposes consistent with its policy for other excise and transfer taxes levied on inventory purchases and sales.  As the excise tax is non-deductible, Abbott’s 2011 net tax benefit reflected a reduction in its U.S. tax burden in an amount equal to the creditable excise tax incurred for the 2011 tax filing, partially offset by disallowance of the deductibility of the book expense for the excise tax as reported in COGS.

Form 8-K filed January 25, 2012 Exhibit 99.1

7.               It appears that you are giving undue prominence to non-GAAP measures in the introductory highlights discussions of your earnings releases.  As an example, in the third bullet on the first page of this release, you discuss adjusted gross margin ratio without balancing that discussion with the appropriate GAAP measure.  As a second example, in the fifth bullet on the first page of your third quarter 2011 earnings release, you provide guidance for your non-GAAP earnings-per-share for 2011 without balancing that guidance with the appropriate GAAP measure.  Please provide us proposed revised disclosure to be included in future earnings releases that balances discussion of non-GAAP measures with their most comparable GAAP measures.  Please see Instruction 2 to Item 2.02 of Form 8-K which indicates that the provisions of Item 10(e)(1)(i) apply to these public disclosures.

Response:

We believe that in total our earnings release provides a balanced analysis of GAAP and non-GAAP measures.  We acknowledge and agree that we should give equal prominence to GAAP measures, and in the summary on the first page of future earnings releases we will include the comparable GAAP measure whenever a non-GAAP measure is provided.  This summary usually precedes the sales detail for the period.  For example, with respect to the adjusted gross margin ratio discussed in the third bullet on the first page of the January 25, 2012 earnings release, the revised disclosure would state:

Fourth quarter results included an adjusted gross margin ratio of nearly 64 percent, driven by improved efficiencies across a number of operating divisions, product mix, and the effect of foreign exchange.  The gross margin ratio under GAAP was 63 percent.

In addition, the Q&As in the earnings release will continue to include a reconciliation of the gross margin ratio under U.S. GAAP to the adjusted gross margin as shown on page

10 of the third quarter 2011 earnings release.

With respect to the earnings guidance provided in the fifth bullet on the first page of our third quarter 2011 earnings release, the revised disclosure would include:

Abbott’s ongoing earnings-per-share guidance for full-year 2011 is $4.64 to $4.66, excluding specified items, reflecting 11.5 percent growth at the midpoint of the range.  Including specified items, full-year 2011 guidance is $3.10 to $3.12 per share.

The earnings release will continue to include discussion of the guidance for adjusted EPS and EPS under U.S. GAAP as was done on page 6 of the third quarter 2011 earnings release.